Exhibit 8.1

List of Subsidiaries

of

Taomee Holdings Limited

(the “Registrant”)

Beneficially Owned Subsidiaries

Name of Company	Jurisdiction of Incorporation	Percentage of Attributable Equity Interests
1. Taomee Holdings (HK) Limited	Hong Kong	100%
2. Shanghai Shengran Information Technology Co., Ltd.	PRC	100%
3. Shanghai Xinsheng Information Technology Co., Ltd.	PRC	100%
4. Shanghai Taomee Property Service Co., Ltd.	PRC	99%
5. Shanghai Taomee Wireless Technology Co., Ltd.	PRC	99%
6. Shanghai Taomee Software Development Co., Ltd.	PRC	99%

Affiliated Entities Consolidated in the Registrant’s Financial Statement

Name of Company	Jurisdiction of Incorporation
1. Shanghai Taomee Network Technology Co., Ltd.	PRC
2. Shanghai Taomee Animation Co., Ltd.	PRC
3. Shanghai Qidong Information Technology Co., Ltd.	PRC
4. Guangdong Taomee Animation Technology Co., Ltd.	PRC